

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

November 23, 2016

<u>Via E-Mail</u>
Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

> **Re:** **Steven Madden, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **Response Dated November 3, 2016**
> **File No. 000-23702**

Dear Mr. Dharia:

We have reviewed your November 3, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2016 letter.

Form 10-Q for the Quarter Ended September 30, 2016

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 33

1. We note your response to comment 1 indicating that you would provide revised disclosures in future filings relating to your exposure to foreign currency risk to comply with Item 305 of Regulation S-K. Please tell us why you did not include these disclosures in your Form 10-Q for the quarter ended September 30, 2016 or revise to provide these disclosures.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining